UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 1-9929	CUSIP NUMBER:

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☐ Form 10-Q	☐ Form N-SAR

For Period Ended:       September 27, 2003

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_______________________________________________________________________

PART I — REGISTRANT INFORMATION

Full Name of Registrant	Insteel Industries, Inc.
Former Name if Applicable
Address of Principal Executive Office (Street and Number)	1373 Boggs Drive
City, State and Zip Code	Mount Airy, North Carolina 27030

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

      As indicated in its Form 10-Q filing for the period ended June 28, 2003, the Company intends to refinance its senior secured credit facility prior to its amended maturity date of March 31, 2004. The Company is currently engaged in negotiations with its existing lenders regarding a restructuring of the credit facility as well as with prospective providers of capital regarding a partial or complete refinancing. The Company believes that such negotiations are near completion. Filing of the Company’s Form 10-K prior to the resolution of these matters could result in unreasonable expenses to the Company. Additionally, the Company believes that the outcome of such negotiations must be finalized prior to filing its Form 10-K because the terms and structure of such a restructuring or refinancing is expected to materially impact certain disclosures in its Form 10-K, as well as the audited financial statements contained therein.

Cautionary Note Regarding Forward-Looking Statements

      Statements made in this Form 12b-25, as well as statements made by the Company in periodic filings with government entities, press releases and other public communications, that reflect management’s current assumptions and estimates of future performance are forward-looking statements made in reliance upon the safe-harbor provisions of the Private Securities Litigation Act of 1995. Forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those projected, stated or implied by the statements.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michael C. Gazmarian	(336) 786-2141

(Name)	(Area Code and Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒Yes       ☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒Yes       ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      For the fiscal year ended September 27, 2003, sales and gross profit declined to $212.1 million and $21.3 million, respectively, compared with $251.0 million and $24.1 million, respectively, for the prior year. Earnings before interest, income taxes and accounting change increased to $9.5 million for the fiscal year ended September 27, 2003, from $0.3 million for the prior year (including $13.0 million of restructuring charges and a $1.0 million gain on an insurance settlement in the prior year amount). The Company cannot reasonably estimate its interest expense, income taxes and, accordingly, net earnings until the matters discussed in Part III of this Form 12b-25 are resolved. The resolution of such matters will have a direct impact on the Company’s final audited statement of operations. The financial information provided herein is not based on audited financial statements as the Company’s audit for the fiscal year ended September 27, 2003 is not yet complete.

* * * * * * * * * *

      INSTEEL INDUSTRIES, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 29, 2003	By:	/s/ Michael C. Gazmarian

Chief Financial Officer and Treasurer (and Principal Financial and Accounting Officer)